Mail Stop 4561

December 1, 2009

Ryan Petersen
President and Chief Executive Officer
OCZ Technology Group, Inc.
6373 San Ignacio Avenue
San Jose, California 95119

> **Re:** **OCZ Technology Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 12, 2009**
> **File No. 000-53633**

Dear Mr. Petersen:

We have reviewed your amended Form 10 and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, all references to prior comments refer to our letter dated October 28, 2009.

General

1.   We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated October 28, 2009. Please provide the representations as requested. Note that the representations should be made by the company.

Item 1. Business

Industry Overview, page 3

2.   You state on pages 5 and 6 that third parties have claimed that the SSD market has grown to approximately $1 billion in 2009 and that the DRAM had a market size of $22.3 billion in 2009. However, the supplemental support you have provided for these statements indicate that these statistics are forecasts or projections and not historical facts as your disclosure appears to suggest. Please revise your disclosure accordingly to put these statements in proper context.

Item 2. Financial Information

Selected Consolidated Financial Data, page 28

3.   We note your responses to prior comments 10, 16, and 37. Based on the requirements of Rule 13a-10 of the Securities Exchange Act of 1934, you should present financial data for the "stub period" and the corresponding period of the prior year within your selected consolidated financial data and discuss the results of operations for these periods. In addition, you should include information for the comparable period of the prior year within your financial statements. Please revise accordingly.

Item 6. Executive Compensation

Determining the Amount of Each Element of Compensation, page 51

4.   We note your revised disclosure in response to prior comment 26, which states that Mr. Petersen's base salary was "substantially lower" than the average figure for a comparable company in 2008 so the board increased his base salary for the fiscal year 2009 such that it would be "closer to (though still lower than) the average figure" for comparable companies. Rather than use such indefinite terms, please revise to provide quantified disclosure regarding how compensation levels, both before and after any adjustments, compared to the benchmark, which you have defined as the average of the compensation of similarly-situated executives in comparable companies in your industry.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 62

5.   We note your response to prior comment 24 regarding Ryan Petersen's status as a promoter as defined in Rule 405 under the Securities Act of 1933. Accordingly, please revise to identify Mr. Petersen as a promoter in the filing. See Item 404(c)(1)(i) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 64

6.   We note that your response to prior comment 32 did not address the inconsistency between your disclosure on page 84 that approximately 328,528 shares of common stock were issued in connection with the exercise of stock options during the fiscal year ended February 28, 2008 and your disclosure on page 64 that you issued approximately 341,200 shares of common stock in connection with the exercise of stock options during the same period. Further, as requested in prior comment 32, please tell us whether the 339,200 shares issued in February 2009 as part of a capitalization of $200,000 of an acquisition-related note in favor of Douglas A. Dodson is the same transaction as the November 2008 transaction described in Note 12 of the financial statements in which you issued the same amount of shares.

7.   It appears that your revised disclosure does not indicate whether the investors were accredited or sophisticated with access to information. Please refer to prior comment 33. In each instance in which you relied on Rule 506, please indicate the number of accredited versus sophisticated investors.

Item 13. Financial Statements and Supplementary Data

Notes to the Financial Statements, page 74

8.   You indicate in response to prior comment 39 that you have revised the disclosure in the Form 10 in response to our comment. Tell us what consideration you gave to revising the chronological ordering from left to right of the financial data presented in tabular or narrative form throughout the document. For example, the financial information presented throughout Item 2. Financial Information beginning on page 28 is not in the same chronological order as the financial statement presentation. Refer to SAB Topic 11E.

Note 12. Stockholders' Equity, page 84

9.   You indicate in response to prior comment 53 that you have included the disclosures required by paragraph A240 of SFAS 123(R). Please clarify your response. For example, it does not appear that you have provided the number and weighted-average exercise prices of options exercisable or convertible at the end of the year, the weighted-average grant-date fair value of options granted during the year, the intrinsic value of options exercised during the year, nor the total fair value of shares vested during the year. Furthermore, it does not appear that you have included the disclosures required for fully vested options and options expected to vest required by paragraph A240(d).

Exhibits

10.   As required by Item 601(b)(2) of Regulation S-K, please amend the three separate Asset Purchase Agreements to include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

11.   We note your revised disclosure regarding the termination agreement with Mr. Knapp, who resigned as Chief Financial Officer in March 2009, pursuant to the Confidential Resignation and Consulting Agreement and General Release of Claims, dated March 13, 2009, and your subsequent decision to re-hire him. Please explain how you determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard we note that the agreement was entered into prior to the date of filing but within two years before the filing date.

Ryan Petersen
OCZ Technology Group, Inc.
December 1, 2009
Page 4

12.   Please file the agreement with Ryan Petersen evidencing the $500,000 loan entered into on August 19, 2009. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. If the agreement to repay the loan is not in writing, please file a written description of the contract as an exhibit. Refer to Question 146.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K, available on our website.

*   *   *   *   *

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3457 if you have any questions regarding all other matters. If you require further assistance, please contact Assistant Director Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile (650) 687-1106</u>
      Edward Batts
      DLA Piper LLP